Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Energy Recovery, Inc.

San Leandro, California

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 8, 2018, relating to the consolidated financial statements of Energy Recovery, Inc. as of December 31, 2017, and for the years ended December 31, 2017 and 2016, (before the retrospective adjustments to the consolidated financial statements for the adoption of Revenue from Contracts with Customers (Topic 606), ASU No. 2016-02, Leases (Topic 842) and ASU 2016-18, Statement of Cash Flows (Topic 230)) appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Jose, California

September 12, 2019